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                             August 31, 2022

       Kai-Shing Tao
       Chief Executive Officer
       Remark Holdings, Inc.
       800 S. Commerce St.
       Las Vegas, NV 89106

                                                        Re: Remark Holdings,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed August 8,
2022
                                                            File No. 333-260615

       Dear Mr. Tao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-3 on Form S-1

       Cover Page

   1. Please revise your cover page disclosure to reflect that your shares may be delisted from
                                                        Nasdaq on August 24,
2022, pursuant to Listing Rule 5550(a)(2) if your stock price does not reach a closing bid
price of $1.00 for a minimum of 10 consecutive business days.
       Corporate Structure, page 2

   2.                                                   Revise the
organizational chart to use dashed lines without arrows when describing to the relationship between
the WFOE and the VIE. In addition, revise the legend to your entity organizational chart to
remove the use of the word control with respect to VIEs and
                                                        operating companies in
China.
 Kai-Shing Tao
Remark Holdings, Inc.
August 31, 2022
Page 2
Prospectus Summary
Holding Foreign Companies Accountable Act, page 5

3. Please update your disclosure here and throughout to include a factual discussion of the
      August 26, 2022, agreement between the PCAOB and China to allow for PCAOB inspections and investigations of audit firms based in China and Hong
Kong.
      Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameKai-Shing Tao
                                                           Division of
Corporation Finance
Comapany NameRemark Holdings, Inc.
                                                           Office of Technology
August 31, 2022 Page 2
cc:       Robert Friedman
FirstName LastName